SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

UTi Worldwide Inc.
(Name of Subject Company and Filing Person (issuer) and Name of Filing Person (offeror))

4.50% Convertible Senior Notes due 2019
(Title of Class of Securities)

90349LAB0
(CUSIP Number of Class of Securities)

Jørgen Møller
Commerce House Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands VG1110 Tel: +1.284.852.1000	c/o UTi, Services, Inc. 100 Oceangate, Suite 1500 Long Beach, CA 90802 USA
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michal Berkner
James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom
Tel: +44.20.7519.7000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$400,000,000	$40,280
(1)
Calculated solely for purposes of determining the filing fee. The purchase price of the 4.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of January 26, 2016, there was $400,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $400,000,000.

(2)	The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated March 4, 2014 (the “Indenture”) (as amended by the First Supplemental Indenture, dated January 22, 2016 (the “First Supplemental Indenture”)), among UTi Worldwide Inc. (the “Company”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the 4.50% Convertible Senior Notes due 2019 (the “Notes”) of the Company, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on February 29, 2016, the “Fundamental Change Repurchase Date,” and pursuant to the terms and subject to the conditions set forth therein, pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Repurchase dated as of the date hereof (as it may be amended and supplemented from time to time, the “Fundamental Change Company Notice and Offer to Repurchase”), attached hereto as Exhibit (a)(1), as well as pursuant to the terms of the Indenture and the Notes.

Holders may tender their Notes pursuant to the Fundamental Change Company Notice and Offer to Repurchase until 5:00 p.m., New York City time, on February 24, 2016.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”). All of the information set forth in the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Company Notice and Offer to Repurchase.

Item 1.           Summary Term Sheet.

The information set forth in the section of the Fundamental Change Company Notice and Offer to Repurchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.           Subject Company Information.

(a)     The name of the issuer is UTi Worldwide Inc., a British Virgin Islands corporation. The Company is an international, non-asset based supply chain services and solutions company providing air and ocean freight forwarding, contract logistics, customs brokerage, distribution, inbound logistics, truckload brokerage, and other supply chain management services. The Company serves a large and diverse base of global and local companies, including clients operating in industries with unique supply chain requirements such as the energy and mining, retail, apparel, chemical, automotive, pharmaceutical and technology industries. The Company seeks to use its global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to deliver competitive advantage to each of its clients’ supply chains. UTi’s Ordinary Shares were first listed on NASDAQ Global Select Market (“NASDAQ”)  in 2000, under the trading  symbol “UTIW.” On January 22, 2016, NASDAQ filed a Form 25 delisting the Company from NASDAQ.

(b)     The Company  is a wholly-owned subsidiary of DSV A/S and is organized under the laws of the British Virgin Islands. The Company’s  principal executive offices are located at 100 Oceangate, Suite 1500, Long Beach, CA 90802 USA and its telephone number is (562) 552-9400. The Company’s registered office is located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(c)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 2 — Information Concerning the Notes” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

(d)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 2.4 — Market for the Notes” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 3.           Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 4.           Terms of the Transaction.

(a)     The information set forth in the sections entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 2 — Information Concerning the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 3 — Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 4 — Right of Withdrawal,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 6 — Notes Acquired or Converted,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 10 — Purchases of Notes by the Company and Its Affiliates” and “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 11 — Certain United States Federal Income Tax Consequences” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

(a)(2) Not applicable.

(b)     The information set forth in the section entitled “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

Except as noted in the information set forth in the sections entitled “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the

Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 10 — Purchases of Notes by the Company and Its Affiliates” of the Fundamental Change Company Notice and Offer to Repurchase, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6.           Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 2.1 — The Company’s Obligation to Purchase the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 6 — Notes Acquired or Converted,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 7 — Plans or Proposals of the Company” and “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 12 — Additional Information” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 7.           Source and Amount of Funds or Other Consideration.

(a)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

(b)     There are no material financing conditions in connection with the Company’s obligation to pay the Fundamental Change Repurchase Price for the surrendered Notes.

(c)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 8.           Interest in Securities of the Subject Company.

(a)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

(b)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 9.           Persons/Assets, Retained, Employed, Compensated or Used.

(a)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 13 — No Solicitations” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 10.         Financial Statements.

(a)     Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

(b)     Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

Item 11.         Additional Information.

(a)     The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Make-Whole Conversion Right — Section 12 — Additional Information” of the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

(b)     The information set forth in the Fundamental Change Company Notice and Offer to Repurchase is incorporated herein by reference.

Item 12.         Exhibits.

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Repurchase, dated January 26, 2016, pursuant to Section 15.02.

(a)(5)(i)*	Press Release, dated January 26, 2016.

(a)(5)(ii)*	Summary Advertisement, as published in Investor’s Business Daily on January 26, 2016.

(b)	Not applicable.

(d)(1) †	Indenture, dated as of March 4, 2014, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1

Exhibit Number	Description
of the Company’s Current Report on Form 8-K filed on March 4, 2014).

(d)(2) †
First Supplemental Indenture, dated as of January 22, 2016, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on January 22, 2016).

(g)	Not applicable.

(h)	Not applicable.

†     Incorporated by reference as indicated.
*     Filed herewith.

Item 13.         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTi Worldwide Inc.

By:	/s/ Jørgen Møller
Jørgen Møller
Director

Dated: January 26, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Repurchase, dated January 26, 2016, pursuant to Section 15.02.

(a)(5)(i)*	Press Release, dated January 26, 2016.

(a)(5)(ii)*	Summary Advertisement, as published in Investor’s Business Daily on January 26, 2016.

(b)	Not applicable.

(d)(1) †
Indenture, dated as of March 4, 2014, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 4, 2014).

(d)(2) †
First Supplemental Indenture, dated as of January 22, 2016, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on January 22, 2016).

(g)	Not applicable.

(h)	Not applicable.

†     Incorporated by reference as indicated.
*     Filed herewith.